Exhibit H

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-________); 70-

                  GPU, Inc., 300 Madison Avenue, Morristown, New Jersey 07960, a registered holding company, has filed with the Commission an Application pursuant to Sections 9(a)(1), 10, 12(b) of the Public Utility Holding Company Act of 1935 ("Act") and Rules 45 and 54 thereunder.

                  GPU proposes to organize a new, wholly-owned subsidiary company, ("Newco"), as a Delaware corporation whose initial purpose will be to acquire from time to time limited partner interests in EnerTech Capital Partners II, L.P., a Delaware limited partnership formed pursuant to an Agreement of Limited Partnership ("Partnership Agreement"), and any successor or affiliated limited partnership having substantially similar investment objectives and terms (EnerTech Capital Partners II, L.P. and all such successor or affiliated limited partnerships are herein collectively referred to as the "EnerTech Partnership"). The aggregate amount of such investments in the EnerTech Partnership will not exceed $5 million.(1)

                  The targeted size of the EnerTech Partnership's investment pool is $100 million, with a minimum commitment of $30 million necessary for an initial closing (the "Initial Closing"). Additional commitments may be added until the investment pool reaches a maximum not to exceed $150 million, unless otherwise approved by a majority in interest of the Limited Partners. The interests to be acquired by Newco will in the aggregate represent not more than 9.9% of the Limited Partner interests in any EnerTech Partnership.

                  The sole general partner of the EnerTech Partnership ("General Partner") will be ECP II Management L.P., a Delaware limited partnership of which EnerTech Capital Partners II LLC is the managing general partner. The EnerTech Partnership fund will be managed by EnerTech Capital Partners ("EnerTech"), a group of experienced investment professionals associated with Safeguard Scientifics, Inc. and TL Ventures. The EnerTech Partnership fund is the second fund managed by EnerTech. Its first fund was formed in 1996 with $50,000,000 of capital and is currently invested in twelve companies.


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1    GPU has  previously  received  Commission  approval  for  investing in a similar investment fund focusing on environmental technologies. General Public Utilities Corporation, et al., HCAR No. 35-26230 (File No. 70-8537) (February 8, 1995).



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                  The  EnerTech   Partnership  is  being  formed  to  invest  in
companies (each a "Portfolio Company") engaged in activities primarily related to the electric and natural gas utilities and their convergence into the broader energy, communications and other utility-like services industries. The EnerTech Partnership's objective is to deliver superior investment returns to the Limited Partners by making private equity investments in companies benefiting from the deregulation and convergence of the electric utility, communications and energy marketplace. The EnerTech Partnership will invest in companies (none of which will be an affiliate of GPU) engaged in the development of technologies in one or more of the following categories:

                  a. Information Technology and Systems Integration. This includes enterprise software and networking, CIS (customer information system) and billing applications, data mining and analysis tools, systems integration and support, and the transition to interactive e-commerce platforms. Other examples include transmission scheduling and sales, transaction and risk management and energy trading systems.

                  b. Communications and Networking. Investment opportunities in communications are expected to include fixed communication and data networks, building automation and controls, integration of voice and data networks, remote connectivity, supply chain and managed infrastructure applications.

                  c. Customer Premise Products and Services. Examples include digital home networks, electronic security alarm monitoring services, power quality and efficiency devices, demand-side management tools, other energy conservation devices and distributed generation technologies.

                  d. Industry Specific Content and Consulting Services. The fund managers are pursuing opportunities in consulting, publishing, research and information management services.

                  e. Asset Utilization and Efficiency Improvement.
Products and technologies that fall into this category include power plant performance software and systems, distribution system automation, automated mapping and facilities management, supervisory control and data acquisition, system forecasting applications and work force management tools. Additional services that can leverage the utility delivery infrastructure include outage detection/notification, surge protection, power quality monitoring, security monitoring, hazard detection, appliance monitoring, electronic bill payment, messaging and many others.

                  The term of the EnerTech Partnership will commence on the date of the execution of the Partnership Agreement and will continue until December 31, 2009. The General Partner may extend the term for up to two one-year periods to permit the orderly liquidation of the EnerTech Partnership's assets, upon written

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consent  of  the  Limited  Partners  holding  a  majority  in  interest  of  the commitments of all Limited Partners. The Partnership Agreement provides that, not later than the date of becoming a Limited Partner, each Limited Partner must contribute to the capital of the EnerTech Partnership up to 5% of the capital commitment of such Limited Partner. Thereafter, contributions will be made upon fifteen (15) days' notice, in increments necessary to fund investments and operating expenses, up to a maximum of 20% of total commitments being contributed per request. The General Partner will contribute an amount equal to 1.0% of the total capital commitments of all Limited Partners. The General
Partner  will  make  its  capital   commitments  pari  passu  with  the  capital
contributions of the Limited Partners.

                  In addition, the General Partner, without the prior approval of a majority in interest of the Limited Partners, may not cause or permit the EnerTech Partnership to invest more than 15% of the EnerTech Partnership's total capital commitments in the securities of any single Portfolio Company.

                  Subject to certain limitations set forth in the Partnership Agreement, the management, operation and implementation of policy of the EnerTech Partnership will be vested exclusively in the General Partner. The General Partner may delegate certain of its authority to an investment manager ("Investment Manager") pursuant to an Investment Management Agreement. In addition, at the request of the General Partner, a Limited Partner may provide advisory services to a Portfolio Company.

                  The EnerTech Partnership has an advisory board ("Advisory Board") comprised of business leaders, professional advisors and industry visionaries. Under the terms of the Partnership Agreement, the General Partner may remove any member of the Advisory Board at any time, and may appoint new or additional members from time to time. The Advisory Board will assist the General Partner in evaluating potential investments and provide such other services as the General Partner may from time to time request, but will have no authority to bind the EnerTech Partnership or take part in its management.

                  The EnerTech Partnership will also have a valuation committee ("Valuation Committee"), which will consist of three representatives of the Limited Partners, designated by the General Partner and approved by a majority in interest of the Limited Partners. The Valuation Committee, among other things, approves all valuations of securities by the General Partner and settles all conflict of interest situations. Approval of the Valuation Committee will be by a majority vote.

                  The Investment Manager will serve as the management company of the EnerTech Partnership. The Investment Manager will be EnerTech Management L.L.C., a Delaware limited liability company. All of the individual members of the General Partner's

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managing  general  partner  will be  officers  of the  Investment  Manager.  The
Investment   Manager   will   be   responsible   for   identifying   acquisition
opportunities, structuring and negotiating the terms of such acquisition, arranging for all necessary financing, and monitoring the progress of and providing managerial assistance to the Portfolio Companies. The Investment Manager will also provide personnel, office space, telephone and utility
expenses,   supplies   and  other   administrative   services  to  the  EnerTech
Partnership.

                  From the date of the Partnership Agreement until five years after the Initial Closing, the EnerTech Partnership will pay to the Investment Manager quarterly in advance a management fee equal to 0.5% of the EnerTech Partnership's total capital commitments (assuming all commitments were in effect upon the initial formation of the EnerTech Partnership). Thereafter, the quarterly management fee shall equal 0.5% of an amount equal to total capital commitments less the cost of all securities disposed of or written off by the EnerTech Partnership. Partners admitted after the Initial Closing will be required to bear their proportionate share of the management fee and other operating and formation expenses form the Initial Closing date. Fifty percent (50%) of all fees or compensation accepted from Portfolio Companies by the Investment Manager will offset the management fee.

                  The EnerTech Partnership will be responsible for all other expenses related to its operations, including, but not limited to, its legal and auditing fees, costs related to the purchase or sale of securities whether or not purchased or sold, interest on borrowed funds, taxes, commissions and brokerage fees, the cost of directors' and officers' liability insurance, extraordinary expenses such as litigation and "broken deal" expenses, expenses resulting from due diligence and the normal course of activities related to the investments and prospective investments of the EnerTech Partnership, expenses associated with annual meetings of the EnerTech Partnership and the activities of the Valuation Committee and Advisory Board and expenses incurred in organizing the EnerTech Partnership.

                  Profits, gains and losses (both realized and unrealized) will generally be allocated 80% to all Partners, pro rata in accordance with their capital contributions, and 20% to the General Partner. Net short-term investment income (or loss) and expenses, represented by the excess or deficit of income on cash equivalent securities over operating expenses, will be allocated to the Limited Partners pro rata according to their respective capital contributions. In addition, if the capital account of the General Partner is reduced to the amount of its capital contribution, then remaining losses shall be specially allocated 1% to the General Partner and 99% to the Limited Partners. In the event the capital account of the Limited Partners is reduced to zero, then 100% of remaining losses shall

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be  specially  allocated  to the  General  Partner.  Subsequent  gains  shall be specially allocated to reverse any such special allocations of losses.

                  Distributions will be made at the General Partner's discretion. Net short-term investment income (net of expenses), will be distributed to all Partners pro rata in accordance with their capital contributions. Securities in kind (or net cash proceeds from their sale) will be distributed, until such time as the Limited Partners shall have received distributions totaling their respective capital contribution, in the following manner:

                           (a) an amount equaling the sum of (i) the EnerTech Partnership's cost for the total amount of such securities being distributed or which were sold; (ii) the aggregate amount of net losses previously realized by the EnerTech Partnership; (iii) the cost basis of the securities of all Portfolio Companies previously written off as a result of bankruptcy, liquidation or termination of operations of such Portfolio Company; and (iv) the allocable amount of cumulative operating expenses paid by the EnerTech Partnership, will be distributed to all Partners pro rata in accordance with their capital contributions;

                           (b)  the  balance  of  such   distribution   will  be
         distributed 80% to the Partners pro rata in accordance with their respective capital contributions and 20% to the General Partners.

                  After the Limited Partners have received distributions equaling their respective capital contributions, any further distributions of securities in kind or the proceeds from the sale of securities will be made 80% to the Partners pro rata in accordance with their respective capital contributions and 20% to the General Partners.


                  The Application, as amended, is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as amended, may be granted.


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